Exhibit 99.1

Renren Announces the Appointment of Chief Financial Officer and the Date of Annual General Meeting

BEIJING, China, September 30, 2015 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real-name social networking internet platform in China, today announced the appointment of Thomas Jintao Ren  as chief financial officer of Renren Inc., effective September 30, 2015.

"We are pleased to welcome Thomas back to our company to serve as chief financial officer,” said Mr. Joseph Chen, Renren's chairman and chief executive officer. “Thomas is an experienced financial leader who brings with him over 15 years of experience in the financial field. We believe that he will be able to provide significant strategic contributions and we look forward to working with him again.”

Prior to rejoining Renren, Mr. Ren was the chief financial officer at Chukong Technologies. Mr. Ren was previously at Renren between 2005 and 2013, where he served as our senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor's degree in economics from Renmin University of China. He is a certified public accountant in China and the United States.

The Company also announced that it will hold its annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China on November 13, 2015 at 10:00 a.m. (local time).

No proposals will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss the Company’s affairs with management.

The Board of Directors of the Company has fixed the close of business on October 15, 2015 as the record date for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the record date will be entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person as well.

In order to assist us in our preparation for the annual general meeting, please RSVP by email to ir@renren-inc.com.

The Company has filed its annual report on Form 20-F, which includes the Company’s audited financial statements for the fiscal year ended December 31, 2014, with the SEC. The 20-F can be accessed on the investor relations section of the Company’s website at http://ir.renren-inc.com. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the 20-F free of charge upon request in writing to Investor Relations Department, Renren Inc., 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China, or by email to ir@renren-inc.com.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren's businesses primarily include the main social networking website renren.com and the game operating platform Renren Games. Renren.com had approximately 227 million activated users as of June 30, 2015. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com